VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:	Thoughtful Media Group Inc. (the “Company”)
Amendment No. 2 to Draft Registration Statement on Form S-1
Filed January 12, 2024
CIK No. 0001991879

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 3, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 7, 2023

Prospectus Summary, page 1

1.	We note your response to comment 2 and revised disclosure in the prospectus summary section. Please further revise your disclosure under “Our Service Offerings” to indicate the approximate percentage of your revenues generated by each of the business verticals you list so that investors have a better understanding of the contribution of each to your overall business. Please also revise your disclosure under “Financial Highlights” to discuss key results for all of the periods of financial statements included in the registration statement. For example, we note that your net loss for the period ended September 30, 2023 is not addressed in this section.

Response: We have revised pages 2 and 3 of the Amendment in response to this comment.

Risk Factors
Risks Related to Our Financial Condition, page 12

2.	We note your response to comment 3 and added disclosure elsewhere in the registration statement of your auditor’s explanatory paragraph regarding your ability to continue as a going concern. Please also add a risk factor or supplement an existing risk factor in this section to acknowledge this going concern paragraph and your working capital deficit.

Response: A risk factor has been added on page 13 of the Amendment in response to this comment.

Risks Related to Doing Business in the Southeast Asia Region
Developments in the social, political, regulatory and economic environment..., page 16

3.	Your reference to “Singapore and other countries where we operate” in this risk factor appears to conflict with your disclosure on page 66 that you are exploring “new markets such as...Singapore” in 2024. Please revise your disclosure in this risk factor for consistency.

Response: Page We have revised page 16 of the Amendment in response to this comment.

Kriangkrai Chaimongkol
Thoughtful Media Group Inc.
January 12, 2024

Risks Related to Our Ownership Structure
Exercise of warrants, and issuance of incentive stock grants..., page 31

4.	You state on page 79 that the convertible notes you intend to issue will automatically convert into shares of your common stock upon the consummation of this initial public offering. Please revise this risk factor or add a risk factor to discuss the conversion of the notes and resulting dilution to investors in the initial public offering.

Response: We have revised page 31 of the Amendment in response to this comment.

Capitalization, page 35

5.	Please ensure to present here the super voting preferred stock issued and the convertible notes you intend to issue as disclosed on page 4.

Response: We have revised the capitalization table on page 35 of the Amendment in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the nine months ended September 30, 2023, compared to the nine months ended September 30, 2022, page 38

6.	Please provide more details on the $1.0 million, or 25.5%, decline in platform revenues which you attributed to decrease in revenues from YouTube. Provide any metrics management uses to assess performance. For example, on page 67, you disclose YouTube subscribers of 1,000. Provide underlying reasons for changes and quantify the effects of changes in volume and price, where appropriate. Additionally, discuss known material future trends in revenues streams such as shift from digital marketing to campaign-based marketing that would be relevant to an investor. Refer to Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K. Also, for clarity, if “MCN” revenue and “Platform” revenue are one and the same, use one term or the other consistently here and throughout the filing.

Response: We have revised page 39 of the Amendment in response to this comment.

Revenue, page 38

7.	We note your response to comment 19 and reissue in part. Please explain how each of the business model verticals listed in the “Business” section – namely, Multi-Channel Networks, Premium Digital Advertising, Social Commerce, Music Entertainment, Production House, and Sports Marketing – fit within the “campaign-based marketing services” and “platform-based marketing services” categories described here. To the extent that any of the verticals do not fit within these categories, clearly state as much. Your discussion of the products and services you offer should be consistent throughout the registration statement and provide a clear understanding of how and to what extent each category of products and/or services generates revenue. Please also provide additional information regarding the relationship between each vertical or revenue category and advertising revenue, explaining how advertising revenue is generated, measured, and allocated between the company and third parties, such as content creators or influencers. For example, we note that changes in “cost per mile” is used as an indicator of advertising demand in your discussion of seasonality on page 67, but this metric is not addressed or explain elsewhere in the registration statement.

Response: We have revised page 68 of the Amendment in response to this comment.

Kriangkrai Chaimongkol
Thoughtful Media Group Inc.
January 12, 2024

Business
Overview, page 48

8.	We note your response to comment 5 and revised disclosure indicating that you are “developing” your Music Entertainment, Production House, and Sports Marketing verticals. Please clarify in your discussion of the Music Entertainment vertical beginning on page 58 the number of local live music events in Indonesia you have sponsored thus far. Additionally, your discussion of the Production House vertical beginning on page 59 does not indicate the status of these business activities. Please revise your discussion to disclose whether your production house capabilities are currently operational and capable of generating revenues. Make conforming revisions to the discussion of these verticals in the prospectus summary.

Response: We have revised pages 2 and 59 of the Amendment in response to this comment.

9.	Please revise your discussion of the Premium Digital Advertising and Social Commerce “revenue model[s]” on pages 56 and 58, respectively, to clearly explain how you generate revenues within each of these verticals. As examples only, elaborate upon how you structure contracts or arrangements with customers or clients, the products and services you provide, how consideration paid to the company is determined, and how advertising revenues factor into these arrangements. In this regard, we note that your descriptions on pages 56 and 58 are sparse and include a number of terms and percentages (e.g., “TMG Key Accounts,” “influencer cost,” “10-30% of clients’ budget spending,” “rate card,” “agency fee 10% charge,” and “media bidding”) that are not adequately explained or contextualized.

Response: We have revised pages 57 and 58 of the Amendment in response to this comment.

Certain Industry Definitions, page 48

10.	We note your response to prior comments 8 and 21 and added definitions of certain performance metrics. You define “fans” as unique and engaged subscribers to the channels within [y]our Multi-Channel Network. Please explain how you determine which subscribers are “unique and engaged” and demonstrate “consistent interest” in content produced by your creators. Clarify if this metric is computed by combining subscribers on YouTube, Instagram, TikTok, Facebook and other social media accounts. We also note that an individual subscriber can be a subscriber on multiple platforms. Thus, further explain the limitations of this metric. To provide investors with more context regarding this metric, supplement this disclosure by providing the number of subscribers for each of these social media platforms. Additionally, revise the definition of “premium business” to explain how you determine which creators, influencers, and brands are “high-profile,” and elaborate further on how these metrics “directly influence [y]our revenue streams.” Lastly, we note your presentation of “monthly views” on page 50 and growth in “yearly views” on page 51. Please explain how you define “views.”

Response: We have revised pages 48, 49 and 50 of the Amendment in response to this comment.

Kriangkrai Chaimongkol
Thoughtful Media Group Inc.
January 12, 2024

11.	Where you quantify and present the performance metrics defined in this section, such as your references to “240 million fans” and “over 1,000 channel partners” on page 50, please provide a year-to-year and/or period-to-period comparison. Please ensure that the date as of which each figure was measured is disclosed.

Response: We have revised page 50 of the Amendment in response to this comment.

Multi-Channel Network, page 49

12.	On page 49, you refer to “[y]our YouTube Multi-Channel Network,” and on page 39, you attribute the decrease in MCN revenue for the nine months ended September 30, 2023, to “a decrease in revenues from YouTube.” However, you also indicate on page 51 that your MCN vertical has monetized “opportunities across popular platforms such as YouTube, TikTok, Instagram, and Facebook,” and on page 68 you state that you provide “comprehensive support on various social platforms, including but not limited to TikTok, Meta, and Instagram.” In your description of the Multi-Channel Network vertical, please explain the role of YouTube within this revenue stream and discuss any differences in its role as opposed to the role of other social media platforms. Clarify whether you have a single “multi-channel network” and, if so, how it operates across platforms.

Response: We have revised page 54 of the Amendment in response to this comment.

Premium Digital Advertising (PDA), page 55

13.	We note your response to comment 9 and revised disclosure on page 55 regarding your specified clients. Please further revise to explain, in quantifiable or otherwise objective terms, how you have defined “significant revenues” and “long-term relationship[s]” in assembling this list of clients.

Response: We have revised page 56 and 57 of the Amendment in response to this comment.

Our Value Proposition, page 63

14.	You state on page 64 that you have a “high client satisfaction rate of 98%” and “impressive 90% contract renewal rate.” Please disclose how you have measured your client satisfaction rate and contract renewal rate.

Response: We have revised page 65 of the Amendment in response to this comment.

Data Protection and Privacy, page 68

15.	We note your response to comment 12. Please further revise to briefly summarize your obligations under each of the data protection and privacy laws you have named in this section and provide additional detail on the effect that they have on your business.

Response: We have revised page 69 of the Amendment in response to this comment.

Kriangkrai Chaimongkol
Thoughtful Media Group Inc.
January 12, 2024

Executive Compensation, page 74

16.	Please revise your disclosure in this section to identify your named executive officers and provide separate tabular disclosure for the compensation of your named executive officers and that of your directors. Refer to Item 402(m)–(n) and (r) of Regulation S-K.

Response: The Company respectfully informs the Staff that it will respond to this comment in a future filing.

17.	Principal Stockholders, page 76

Please supplement this table to depict ownership of the Series X Super Voting Preferred Stock before and after the initial public offering. Refer to Item 403 of Regulation S-K.

Response: We have revised page 77 of the Amendment in response to this comment.

Certain Relationships and Related-Party Transactions
Advances from a Related Party, page 77

18.	We note your response to comment 22 and disclosure regarding amounts due to related parties. Please further revise your discussion of these transactions to provide all of the information required by Item 404(a) of Regulation S-K, including the names of the related parties and the information regarding indebtedness specified in Item 404(a)(5). Additionally, please confirm whether the “waiver of debt from amount due to shareholder in September 2022” mentioned on page 40 is related to these advances or should otherwise be disclosed in this section pursuant to Item 404. Refer to Item 404(d) of Regulation S-K.

Response: We have revised page 40 of the Amendment in response to this comment.

General

19.	In your responses to comments 28 and 29, you indicate that the spin-off of Thoughtful Media from Society Pass will be completed prior to the effectiveness of this registration statement and the initial public offering of Thoughtful Media. Please explain how shares of Thoughtful Media will be distributed to Society Pass’s shareholders, particularly whether Society Pass intends to seek shareholder approval of the spin-off and/or register the transaction under the Securities Act of 1933. If it does not intend to register the transaction, please provide your analysis as to why this is not required.

Response: The Company respectfully informs the Staff that it will respond to this comment in a future filing.

20.	In response to comment 29 you state that you plan to consummate the issuance of the convertible notes and the underlying shares to the selling stockholders after consummation of the spin-off and prior to effectiveness. Given that the convertible notes are not yet outstanding, and the spin-off is not complete, it appears that it is premature to register the resale of such shares at this time. Please amend your registration statement to remove from registration the resale of such shares. Alternatively, please provide us with your analysis as to why you believe it is appropriate to register the resale of such shares. Refer to Questions 134.01 and 139.04 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: The Company respectfully informs the Staff that it will respond to this comment in a future filing.

Kriangkrai Chaimongkol
Thoughtful Media Group Inc.
January 12, 2024

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Kriangkrai Chaimongkol